Exhibit 4.3

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On August 15, 2016, Naji Ezekiel & Sons - Management and Maintenance Ltd. (the "Lessor") and Silicom Ltd. (the "Lessee") entered into a lease agreement (the "Agreement") as further elaborated below.

Leased Premises:
450 square meters of office space located in Yokne'am Illit, Israel (the "Leased Premises").

Term of Lease:
The lease is for a term of twenty-four (24) months, between August 15, 2016 and August 16, 2018 (the "Lease Period"), with two additional twelve-month (12) option periods (August 16, 2018-August 15, 2019 and August 16, 2019-August 15, 2020; "Option One" and "Option Two", respectively), which shall be exercised upon Lessee's notice to Lessor at least 60 days prior to the conclusion of the Lease Period and/or the Option One period.

Purpose of the Lease:
The Leased Premises is to be used for the purpose of storage space in the "High-Tech industry" (the "Purpose").

Consideration:
During the term of the Lease Period, the Lessee shall pay in consideration for the Leased Premises a total amount of approximately NIS 18,000 + management fees (NIS 3,600) + VAT, per month.

The total Consideration shall be linked to the Israeli Consumer Price Index as published by Israel's Central Bureau of Statistics monthly, and the Consumer Price Index published by Israel's Central Bureau of Statistics on August 15, 2016 shall be used as the base index (the "Consideration").

In the event that either of Option One and/or Option Two is exercised, a one-time increase of 5% to the Consideration shall apply at the beginning of each of the periods.

Termination of the Lease Agreement:
The Lessor may immediately terminate the Agreement if: (i) the Lessee infringed upon any of its responsibilities under the Agreement and failed to rectify the infringements within fourteen (14) days of Lessee's receipt of Lessor's written notice; (ii) a receiving order was issued against the Lessee and the situation was not rectified within ninety (90) days, and; (iii) a winding up order was issued against the Lessee (including an interim order) and the situation was not rectified within ninety (90) days.

Liability for Injury, Damage or Loss:
The Lessee shall be liable for any injury, damage or loss to the body or property of any person or corporation, caused by his act or omission in, or in connection with, the Leased Premises and shall be held liable and indemnify the Lessor, its employees or any other party for such expenses, damages or incurred due to injuries caused in relation with the Lessee's activities in the Leased Premises.

Insurance and Indemnity:
The Lessee shall maintain such standard practice insurance policies as required by any applicable law, the Agreement and as is customary with respect to the Lessee's operations.

Assignment:
The Lessee may assign the Agreement to an alternate, pre-approved lessee if certain terms and conditions, as they appear therein, are met. The Lessor may transfer, assign or encumber its rights in the property and/or the Leased Premises (or any part thereof) to any third party, as long as the Lessee's rights under the Agreement are fully met.